

June 10, 2010

<u>Via U.S. Mail and Facsimile</u>

Mr. H. Matthew Chambers
 Chairman of the Board and Chief Executive Officer
CONFEDERATE MOTORS, INC.
2222 5th Avenue South
Birmingham, Alabama 35233

   Re: Confederate Motors, Inc.
     Item 4.02 Form 8-K
     Filed May 21, 2010
     File No. 0-52500

Dear Mr. Chambers:

   We have completed our review of your Form 8-K and have no further comments at this time.

       Sincerely,

       Beverly A. Singleton
       Staff Accountant